SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30693; File No. 812-14143]

The KP Funds and Callan Associates Inc., et al.; Notice of Application

September 23, 2013

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940

("Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well as

from certain disclosure requirements.

Summary of Application: Applicants request an order that would permit them to enter into and

materially amend subadvisory agreements with Wholly-Owned Subadvisors (as defined below)

and non-affiliated subadvisors without shareholder approval and would grant relief from certain

disclosure requirements.

Applicants: The KP Funds (the "Trust") and Callan Associates Inc. ("Callan").

Filing Dates: The application was filed on April 3, 2013, and amended on August 21, 2013 and

September 19, 2013.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on October 18, 2013, and

should be accompanied by proof of service on applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the

reason for the request, and the issues contested. Persons who wish to be notified of a hearing may

request notification by writing to the Commission's Secretary.

Addresses: Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: the Trust, One Freedom Valley Drive, Oaks, PA 19456; and Callan, 101 California Street, Suite 3500, San Francisco, CA 94111.

For Further Information Contact: Laura J. Riegel, Senior Counsel, at (202) 551-6873, or Mary Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management, Exemptive Applications Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.	The Trust is organized as a Massachusetts business trust and is registered under the Act as an open-end management investment company. The Trust currently intends to offer 14 series (each, a "Fund" and collectively, the "Funds"), each with its own distinct investment objectives, policies and restrictions.[1] Callan is organized as a California corporation and is registered as an investment adviser under the Investment Advisers Act of 1940 ("Advisers Act"). Each Fund has, or will have, as its investment adviser, Callan or another entity controlling, controlled by or under common control with Callan or its successors (collectively, the

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[1] The Funds that currently intend to rely on the requested order are KP Large Cap Equity Fund, KP Small Cap Equity Fund, KP International Equity Fund, and KP Fixed Income Fund.

"Advisor").[2] Any future Advisor will be registered as an investment adviser under the Advisers Act.[3]

2. Each Fund will enter into an investment advisory agreement with the Advisor (the "Advisory Agreement"). The Advisory Agreement with Callan has been approved by the board of trustees of the Trust (the "Board"),[4] including a majority of the members of the Board who are not "interested persons," as defined in section 2(a)(19) of the Act, of the Trust, the relevant Fund, or the Advisor ("Independent Trustees") and will be approved by the initial shareholder of the relevant Fund as required by sections 15(a) and 15(c) of the Act and rule 18f-2 thereunder. The terms of the Advisory Agreement will comply with section 15(a) of the Act.

3. Under the terms of the Advisory Agreement, the Advisor, subject to the authority of the Board, is responsible for the overall management of a Fund's business affairs and selecting the Fund's investments in accordance with the Fund's investment objectives, policies, and restrictions. For the investment advisory services that it provides to a Fund, the Advisor receives the fee specified in the Advisory Agreement based on the Fund's average daily net assets. The Advisory Agreement also permits the Advisor to enter into investment subadvisory agreements ("Subadvisory Agreements") with one or more subadvisors (each, a "Subadvisor") for the

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[2] For purposes of the requested order, "successor" is limited to any entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

[3] Applicants request that the relief apply to applicants, as well as to any existing or future series of the Trust and any other existing or future registered open-end management investment company or series thereof that: (a) is advised by the Advisor; (b) uses the manager of managers structure ("Manager of Managers Structure") described in the application, and (c) complies with the terms and conditions of the application (included in the term "Funds"). The only existing registered open-end management investment company that currently intends to rely on the requested order is named as an applicant. If the name of any Fund contains the name of a Subadvisor (as defined below), the name of the Advisor that serves as the primary adviser to the Fund will precede the name of the Subadvisor.

[4] The term "Board" also includes the board of directors or trustees of a future Fund.

purpose of managing a Fund's investments.[5] Each Subadvisory Agreement will be approved by

the Board, including by a majority of the Independent Trustees, and the initial shareholder of the

Fund in accordance with sections 15(a) and 15(c) of the Act and rule 18f-2 under the Act. Each

Subadvisor is or will be registered as an investment adviser under the Advisers Act or not subject

to such registration. The Advisor will supervise, evaluate and allocate assets to the Subadvisors,

and make recommendations to the Board about their hiring, retention or release. The Advisor

will compensate each Subadvisor out of the fee paid to the Advisor under the Advisory

Agreement or the Fund will be responsible for paying subadvisory fees directly to the

Subadvisor.[6]

4.   Applicants request an order to permit the Advisor, subject to the approval of the

Board, including a majority of the Independent Trustees, to, without obtaining shareholder

approval: (a) select Subadvisors to manage all or a portion of the assets of a Fund and enter into

Subadvisory Agreements with the Subadvisors; and (b) materially amend Subadvisory

Agreements with the Subadvisors.[7] The requested relief will not extend to any subadvisor, other

than a Wholly-Owned Subadvisor, who is an affiliated person, as defined in section 2(a)(3) of

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[5] A "Subadvisor" to a Fund is: (a) an indirect or direct "wholly-owned subsidiary" (as such term is defined in the Act) of the Advisor for that Fund; (b) a sister company of the Advisor for that Fund that is an indirect or direct "wholly-owned subsidiary" (as such term is defined in the Act) of the same company that, indirectly or directly, wholly owns the Advisor (each of (a) and (b), a "Wholly-Owned Subadvisor" and collectively, the "Wholly-Owned Subadvisors"); or (c) an investment subadvisor for that Fund that is not an "affiliated person" (as such term is defined in section 2(a)(3) of the Act) of the Fund or the Advisor, except to the extent that an affiliation arises solely because the subadvisor serves as a subadvisor to a Fund (each, a "Non-Affiliated Subadvisor").

[6] To the extent a Fund pays subadvisory fees directly from its assets, any changes to a Subadvisory Agreement that would result in an increase in the total management and advisory fees payable by the Fund will be required to be approved by the shareholders of that Fund.

[7] Shareholder approval will continue to be required for any other subadvisor change (not otherwise permitted by rule or other action of the Commission or its staff) and material amendments to an existing Subadvisory Agreement with any subadvisor other than a Non-Affiliated Subadvisor or a Wholly-Owned Subadvisor (all such changes referred to as "Ineligible Subadvisor Changes").

the Act, of the Fund or the Advisor, other than by reason of serving as a subadvisor to one or more of the Funds ("Affiliated Subadvisor").

5. Funds will inform shareholders of the hiring of a new Subadvisor pursuant to the following procedures ("Modified Notice and Access Procedures"): (a) within 90 days after a new Subadvisor is hired for any Fund, that Fund will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement;[8] and (b) the Fund will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days.

6. Applicants also request an order exempting the Funds from certain disclosure obligations that may require each Fund to disclose fees paid by the Advisor to each Subadvisor. Applicants seek relief to permit each Fund to disclose (both as a dollar amount and as a percentage of the Fund's net assets): (a) the aggregate fees paid to the Advisor and any Wholly-Owned Subadvisors; and (b) the aggregate fees paid to Non-Affiliated Subadvisors (collectively, the "Aggregate Fee Disclosure"). The Aggregate Fee Disclosure for a Fund also will include separate disclosure of any subadvisory fees paid to any Affiliated Subadvisor.

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[8] A "Multi-manager Notice" will be modeled on a Notice of Internet Availability as defined in rule 14a-16 under the Securities Exchange Act of 1934 ("Exchange Act"), and specifically will, among other things: (a) summarize the relevant information regarding the new Subadvisor; (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Fund.

A "Multi-manager Information Statement" will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the order to permit Aggregate Fee Disclosure (as defined below). Multi-manager Information Statements will be filed with the Commission via the EDGAR system.

Applicants' Legal Analysis:

1.   Section 15(a) of the Act states, in part, that it is unlawful for any person to act as an investment adviser to a registered investment company "except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company." Rule 18f-2 under the Act provides that each series or class of stock in a series investment company affected by a matter must approve that matter if the Act requires shareholder approval.

2.   Form N-1A is the registration statement used by open-end management investment companies. Item 19(a)(3) of Form N-1A requires a registered open-end management investment company to disclose in its statement of additional information, with respect to each investment adviser, the method of calculating the advisory fee payable by the investment company, including the total dollar amounts paid to each adviser for the last three fiscal years.

3.   Rule 20a-1 under the Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act. Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, taken together, require a proxy statement for a shareholder meeting at which the advisory contract will be voted upon to include the "rate of compensation of the investment adviser," the "aggregate amount of the investment adviser's fee," a description of the "terms of the contract to be acted upon," and, if a change in the advisory fee is proposed, the existing and proposed fees and the difference between the two fees.

4.   Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company's registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b), and (c) of Regulation S-X require a

registered investment company to include in its financial statement information about the investment advisory fees.

5.	Section 6(c) of the Act provides that the Commission by order upon application may conditionally or unconditionally exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants state that their requested relief meets this standard for the reasons discussed below.

6.	Applicants assert that the shareholders expect the Advisor, subject to the review and approval of the Board, to select the Subadvisors who are in the best position to achieve the Fund's investment objective. Applicants assert that, from the perspective of the shareholder, the role of the Subadvisor is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company. Applicants believe that permitting the Advisor to perform the duties for which the shareholders of the Funds are paying the Advisor – the selection, supervision and evaluation of the Subadvisors – without incurring unnecessary delays or expenses is appropriate in the interest of the Fund's shareholders and will allow such Funds to operate more efficiently. Applicants state that each Advisory Agreement will continue to be fully subject to section 15(a) of the Act and rule 18f-2 under the Act.

7.	Applicants assert that disclosure of the individual fees that the Advisor would pay to the Subadvisors of Funds that operate under the Manager of Managers Structure would not serve any meaningful purpose. Applicants contend that the primary reasons for requiring disclosure of individual fees paid to Subadvisors are to inform shareholders of expenses to be charged by a particular Fund and to enable shareholders to compare the fees to those of other comparable investment companies. Applicants believe that the requested relief satisfies these objectives because the advisory fee paid to the Advisor will be fully disclosed and, therefore, shareholders will know what the Funds' fees and expenses are and will be able to compare the advisory fees a Fund is charged to those of other investment companies. Applicants assert that the requested disclosure relief would benefit shareholders of the Funds because it would improve the Advisor's ability to negotiate the fees paid to Subadvisors. Applicants state that the Advisor may be able to negotiate rates that are below a Subadvisor's "posted" amounts if the Advisor is not required to disclose the Subadvisors' fees to the public. Applicants submit that the relief requested to use Aggregate Fee Disclosure will encourage Subadvisors to negotiate lower subadvisory fees with the Advisor if the lower fees are not required to be made public.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.   Before a Fund may rely on the requested order, the operation of the Fund in the manner described in the application, including the hiring of Wholly-Owned Subadvisors, will be approved by a majority of the Fund's outstanding voting securities as defined in the Act, or, in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder(s) before offering that Fund's shares to the public.

2.   Each Fund relying on the requested order will disclose in its prospectus, the existence, substance, and effect of any order granted pursuant to the application. Each Fund will hold itself out to the public as utilizing the Manager of Managers Structure. The prospectus will

prominently disclose that the Advisor has ultimate responsibility (subject to oversight by the Board) to oversee the Subadvisors and recommend their hiring, termination, and replacement.

3.   A Fund will inform shareholders of the hiring of a new Subadvisor within 90 days after the hiring of the new Subadvisor pursuant to the Modified Notice and Access Procedures.

4.   A Fund will not make any Ineligible Subadvisor Changes without the approval of the shareholders of the applicable Fund.

5.   At all times, at least a majority of the Board will be Independent Trustees, and the selection and nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

6.   Whenever a subadvisor change is proposed for a Fund with an Affiliated Subadvisor or a Wholly-Owned Subadvisor, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Fund and its shareholders, and does not involve a conflict of interest from which the Advisor or the Affiliated Subadvisor or Wholly-Owned Subadvisor derives an inappropriate advantage.

7.   Independent legal counsel, as defined in rule 0-1(a)(6) under the Act, will be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then-existing Independent Trustees.

8.   The Advisor will provide general management services to a Fund, including overall supervisory responsibility for the general management and investment of the Fund's assets, and subject to review and approval of the Board, will: (a) set a Fund's overall investment strategies; (b) evaluate, select and recommend Subadvisors to manage all or a part of a Fund's assets; (c) allocate and, when appropriate, reallocate a Fund's assets among one or more

Subadvisors; (d) monitor and evaluate the performance of Subadvisors; and (e) implement procedures reasonably designed to ensure that the Subadvisors comply with a Fund's investment objective, policies and restrictions.

9.   No trustee or officer of a Trust or of a Fund, or director, manager, or officer of the Advisor, will own, directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a subadvisor to a Fund, except for: (a) ownership of interests in the Advisor or any entity that controls, is controlled by, or is under common control with the Advisor; or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of any publicly traded company that is either a Subadvisor or an entity that controls, is controlled by, or is under common control with a Subadvisor.

10.   Each Fund will disclose in its registration statement the Aggregate Fee Disclosure.

11.   In the event the Commission adopts a rule under the Act providing substantially similar relief to that in the order requested in the application, the requested order will expire on the effective date of that rule.

12.   For any Fund that pays subadvisory fees directly from its assets, any changes to a Subadvisory Agreement that would result in an increase in the total management and advisory fees payable by the Fund will be required to be approved by the shareholders of that Fund.

13.   Whenever a subadvisor is hired or terminated, the Advisor will provide the Board with information showing the expected impact on the profitability of the Advisor.

14.   The Advisor will provide the Board, no less frequently than quarterly, with information about the profitability of the Advisor on a per Fund basis. The information will

reflect the impact on profitability of the hiring or termination of any subadvisor during the applicable quarter.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary